UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

28 September 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

This report on Form 6-K contains the following:

1. Telecom to suspend issue of new ADRs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 28 September 2012	By:	/s/ Tristan Gilbertson
	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

28 September 2012

Telecom to suspend issue of new ADRs

Telecom has today sent the attached letter to its American Depository Receipt (ADR) holders informing them that it will suspend the issue of new ADRs from 28 September 2012.

- ends -

Contact:

For investor relations queries, please contact:

Mark Laing

GM Capital Markets

+64 (0) 27 227 5890

28 September 2012

Dear Shareholder

Information only, no action required

Telecom New Zealand to suspend issue of new ADRs (NZTCY) from 28 September 2012

Telecom New Zealand has today announced that it will suspend the issue of new American Depositary Receipts (ADRs) from 28 September 2012. As part of ongoing efforts to reduce administration costs and complexity associated with SEC registration, this initiative is aimed at reducing the volume of ADRs traded in the United States, which is a requirement for deregistration.

Telecom intends to permanently deregister and terminate its reporting obligations under the Securities Exchange Act of 1934 in the event that it meets the criteria for deregistration.

As an existing ADR holder, your existing ADRs will not be impacted, and you may choose to continue to hold them, sell them via the “over the counter” market or cancel them with Bank of New York Mellon.

If you have any questions, or would like further information, please contact Telecom Investor Relations on (NZ) 0800 737 500 or (AUS) 1800 123 350, or Bank of New York Mellon on (USA) 212 815 2276.

Yours sincerely

Tristan Gilbertson

Group General Counsel & Company Secretary